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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                          For the month of January 2007

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X     Form 40-F
               -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes         No   X
         -----      -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: January 31, 2007                  By /s/ JAIME ALBERTO VELASQUEZ B.
                                           ------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance
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                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

                   RESOLUTION OF THE SUPERINTENDENY OF FINANCE

MEDELLIN, COLOMBIA, JANUARY 31, 2007

In accordance with Decree 3139 of 2006, Bancolombia S.A. ("Bancolombia") hereby informs that, on January 29, 2007, the Superintendency of Finance issued Resolution No. 0129, whereby it imposed a fine on Bancolombia for the amount of Ps. 250 million (USD 110,633.17)(1). The fine was imposed due to certain differences on the interpretation of the calculation method applied to measure Bancolombia's and Corfinsura's technical capital (before the merger) for the year 2005.

Bancolombia will appeal this decision.

It is important to note that Bancolombia believes that Bancolombia and Corfinsura would have maintained its solvency ratio over the minimum required by law, during the mentioned period, even if the calculation had been made under the interpretation of the Superintendency of Finance.

CONTACTS

SERGIO RESTREPO       JAIME A. VELASQUEZ    MAURICIO BOTERO
EXECUTIVE VP          FINANCIAL VP          IR MANAGER
TEL.: (574) 5108668   TEL.: (574) 5108666   TEL.: (574) 5108866

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(1)  Exchange rate January 31st, 2007 Ps 2259.72 = US$ 1